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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          SANTA FE PACIFIC CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          SANTA FE PACIFIC CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                           COMMON STOCK--802183 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                              JEFFREY R. MORELAND
                    VICE PRESIDENT--LAW AND GENERAL COUNSEL
                          SANTA FE PACIFIC CORPORATION
                              1700 EAST GOLF ROAD
                        SCHAUMBURG, ILLINOIS 60173-5860
                                 (708) 995-6000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                    COPY TO:
                                 SCOTT J. DAVIS
                              MAYER, BROWN & PLATT
                            190 SOUTH LASALLE STREET
                          CHICAGO, ILLINOIS 60603-3441
                                 (312) 782-0600

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Santa Fe Pacific Corporation (the "Company"). The address of the principal executive offices of the Company is 1700 East Golf Road, Schaumburg, Illinois 60173-5860. The title of the class of equity securities to which this Statement relates is the Common Stock, par value $1.00 per share (the "Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to the tender offer made by UP Acquisition Corporation, a Utah corporation (the "Bidder") which has been formed by Union Pacific Corporation, a Utah corporation ("Union Pacific"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 9, 1994 (the "Schedule 14D-1"), to purchase 115,903,127 shares of Common Stock, or such greater number of shares as equals 57.1% of the shares of Common Stock outstanding on a fully diluted basis, at $17.50 per share, net to the tendering shareholder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 9, 1994 (the "Offer to Purchase"), and the related Letter of Transmittal (which collectively constitute the "Offer"). According to the Offer to Purchase, the address of the principal executive offices of the Bidder and Union Pacific is Martin Tower, Eighth and Eaton Avenues, Bethlehem, Pennsylvania 18018. Bidder and Union Pacific are collectively referred to herein as the "Offerors." The Schedule 14D-1 states that it was filed by the Offerors.

  According to the Offer to Purchase, the Bidder proposes to acquire the remaining shares of Common Stock in a "back-end" merger in which the holders of each remaining share of Common Stock would receive .354 of a share of Union Pacific's common stock, $2.50 par value ("UP Common Stock"). As of November 21, 1994, .354 of a share of UP Common Stock had a value of $16.68 based on the closing market price of UP Common Stock on that date as reported in the Chicago Sun-Times.

  According to the Offer to Purchase, the Offer is conditioned upon: (1) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of Common Stock which, when added to the shares of Common Stock beneficially owned by the Bidder and its affiliates, constitutes at least a majority of the shares of Common Stock outstanding on a fully diluted basis,
(2) the Company having entered into a definitive merger agreement with Union Pacific and the Bidder to provide for the acquisition of the Company (the "Union Pacific Merger"), (3) the stockholders of the Company not having approved the agreement and plan of merger between Burlington Northern Inc. ("Burlington Northern") and the Company dated as of June 29, 1994, as amended (the "Merger Agreement"), (4) the Bidder being satisfied that Section 203 of the Delaware General Corporation Law has been complied with or is invalid or otherwise inapplicable to the Offer and the Union Pacific Merger, (5) the Bidder being satisfied that the Merger Agreement has been terminated in accordance with its terms and (6) receipt of an informal written opinion in form and substance satisfactory to the Bidder from the staff of the Interstate Commerce Commission ("ICC"), without the imposition of any conditions unacceptable to the Bidder, that the voting trust to be used in connection with the Offer and the Union Pacific Merger is consistent with the policies of the ICC against unauthorized acquisitions of control of a regulated carrier.

  The Offer also provides that Union Pacific may terminate the Offer if any of the following events shall have occurred:

    (a) there shall be threatened, instituted or pending any action or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, (i)(A) challenging or seeking to make illegal, to delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment or payment for some or all of the Common Stock by the Bidder or Union Pacific or any other affiliates of Union Pacific or the consummation by the Bidder or Union Pacific or any other affiliates of Union Pacific of the Union Pacific Merger or other business combination with the

  Company, (B) seeking to obtain damages or (C) otherwise directly or indirectly relating to the transactions contemplated by the Offer or any such merger or business combination, (ii) seeking to prohibit the ownership or operation by Union Pacific, the Bidder or any other affiliates of Union Pacific of all or any portion of the business or assets of the Company and its subsidiaries or of the Bidder, or to compel Union Pacific, the Bidder or any other affiliates of Union Pacific to dispose of or hold separately all or any portion of the business or assets of the Bidder or the Company or any of its subsidiaries or seeking to impose any limitation on the ability of Union Pacific, the Bidder or any other affiliates of Union Pacific to conduct their business or own such assets, (iii) seeking to impose or confirm limitations on the ability of Union Pacific, the Bidder or any other affiliates of Union Pacific effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Common Stock acquired by any such person on all matters properly presented to the Company's stockholders, (iv) seeking to require divestiture by Union Pacific, the Bidder or any other affiliates of Union Pacific of any Common Stock, (v) which otherwise, in the sole judgment of the Bidder, might materially adversely affect Union Pacific, the Bidder or any other affiliates of Union Pacific or the value of the Common Stock, or
  (vi) in the sole judgment of the Bidder, materially adversely affecting the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or other), operations, licenses or franchises, results of operations or prospects of the Company or any of its subsidiaries, joint ventures or partnerships; provided that the condition specified in this paragraph (a) shall not be deemed to exist by reason of any court proceeding pending on the date hereof and known to the Bidder, unless in the sole judgment of the Bidder there is any adverse development in any such proceeding after the date hereof, or before the date hereof if not known to the Bidder on the date hereof, which might, directly or indirectly, result in any of the consequences referred to in (i) through
  (vi) above;

    (b) there shall be any action taken, or any statute, rule, regulation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended, issued or deemed applicable (i) to the Bidder, Union Pacific or any affiliate of Union Pacific or (ii) to the Offer or the Union Pacific Merger or other business combination by the Bidder or Union Pacific or any affiliate of Union Pacific with the Company, by any court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, which, in the sole judgment of the Bidder, might, directly or indirectly, result in any of the consequences referred to in (i) through (vi) of paragraph (a) above;

    (c) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or other), operations, licenses, franchises, permits, permit applications, results of operations or prospects of the Company or any of its subsidiaries which, in the sole judgment of the Bidder, is or may be materially adverse, or the Bidder shall have become aware of any fact which, in the sole judgment of the Bidder, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Common Stock to the Bidder;

    (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, any decline in either the Dow Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 15% measured form the close of business on November 9, 1994 or any material adverse change in prices generally of shares on the NYSE, (ii) a declaration of a banking moratorium or any suspension in payments in respect of banks by federal or state authorities in the United States, (iii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the sole judgment of the Bidder, might affect the extension of credit by banks or other lending institutions, (iv) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or any other currency exchange rates or a suspension of, or limitation on, the market therefor, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

    (e) the Company or any of its subsidiaries, joint ventures or partnerships or other affiliates shall have (i) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of the Common Stock or its capitalization, (ii) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, any presently outstanding Common Stock or other securities or other equity interests,
  (iii) issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional Common Stock, other than Common Stock issued or sold upon the exercise or conversion (in accordance with the present terms thereof) of employee stock options outstanding on the date of the Offer to Purchase, shares of any other class of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, (iv) declared, paid or proposed to declare or pay any cash or dividend or other distribution on any shares of capital stock of the Company (other than quarterly dividends not exceeding amounts previously declared by the Company), (v) altered or proposed to alter any material term of any outstanding security or material contract, permit or license, (vi) incurred any debt otherwise than in the ordinary course of business or any debt containing, in the sole judgment of the Bidder, burdensome covenants or security provisions, (vii) authorized, recommended, proposed or entered into an agreement with respect to any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (viii) authorized, recommended, proposed or entered into or announced its intention to authorize, recommend, propose or enter into any agreement or arrangement with any person or group that in the Bidder's sole opinion could adversely affect either the value of the Company or any of its subsidiaries, joint ventures or partnerships or the value of the Common Stock to the Bidder, (ix) entered into any employment, change in control, severance, executive compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants or directors, or entered into or amended, or made grants or awards pursuant to, any agreements, arrangements or plans so as to provide for increased benefits to one or more employees, consultants or directors, or taken any action to fund, secure or accelerate the funding of compensation or benefits provided for one or more employees, consultants or directors, whether or not as a result of or in connection with the transactions contemplated by the Offer,
  (x) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(c) of the Employee Retirement Income Security Act of 1974, as amended) of the Company or any of its subsidiaries, or the Bidder shall have become aware of any such action which was not previously disclosed in publicly available filings, or
  (xi) amended or authorized or proposed any amendment to its Certificate of Incorporation or Bylaws or similar organizational documents, or the Bidder shall become aware that the Company or any of its subsidiaries shall have proposed or adopted any such amendment which shall not have been previously disclosed;

    (f) a tender or exchange offer for any Common Stock shall be made or publicly proposed to be made by any other person (including the Company or any of its subsidiaries or affiliates), or it shall be publicly disclosed or the Bidder shall otherwise learn that (i) any person, entity (including the Company or any of its subsidiaries) or "group" (within the meaning of
  Section 13(d)(3) of the Securities Exchange Act of 1934) shall have acquired or proposed to acquire beneficial ownership of more than 5% of any class or series of capital stock the Company (including the Common Stock), through the acquisition of stock, the formation of a group or otherwise, or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Common Stock) other than acquisitions for bona fide arbitrage purposes only and except as disclosed in a Schedule 13D or 13G on file with the Commission on the date of the Offer to Purchase, (ii) any such person, entity or group which before the date of the Offer to Purchase has filed such a Schedule with the Commission has acquired or proposes to acquire, through the acquisition of stock, the formation of a group or otherwise, beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Common Stock), or shall have been granted any right, option or warrant, conditional or otherwise, to acquire beneficial ownership of 1% or more of any class or series of capital stock of the Company (including the Common Stock), (iii) any person or group shall enter into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer or a merger, consolidation or other business combination with or involving the Company, or with respect to any amendment of or modification to an existing such transaction or (iv) any person shall file a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;

    (g) the Bidder shall have reached an agreement or understanding with the Company providing for termination of the Offer, or the Bidder or any of its affiliates shall have entered into a definitive agreement or announced an agreement in principle with the Company providing for a merger or other business combination with the Company or the purchase of stock or assets of the Company which does not contemplate the Offer;

    (h)(i) any material contractual right of the Company or any of its subsidiaries or affiliates shall be impaired or otherwise adversely affected or any material amount of indebtedness of the Company or any of its subsidiaries, joint ventures or partnerships shall become accelerated or otherwise become due before its stated due date, in either case with or without notice or the lapse of time or both, as a result of the transactions contemplated by the Offer or the Union Pacific Merger or (ii) any covenant, term or condition in any of the Company's or any of its subsidiaries', joint ventures' or partnerships' instruments or agreements is or may be materially adverse to the value of the Common Stock in the hands of the Bidder (including, but not limited to, any event of default that may ensue as a result of the consummation of the Offer or the Union Pacific Merger or the acquisition of control of the Company); or

    (i) Union Pacific or Bidder shall not have obtained any waiver, consent, extension, approval, action or non-action from any governmental authority or agency (other than approval by the ICC of the acquisition of control of the Company) which is necessary to consummate the Offer;

  which, in the sole judgment of the Bidder in any such case, and regardless of the circumstances (including any action or inaction by the Bidder or any of its affiliates), giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment for any tendered Common Stock.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Certain Contracts, Agreements, Arrangements, Understandings and Potential Conflicts of Interest.

  Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described under the heading "Interests of Certain Persons in the Merger" at pages 36 to 39 of the Company's Joint Proxy Statement/Prospectus dated October 12, 1994. Copies of such pages are filed as Exhibit 1 hereto and are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Nature of Solicitation or Recommendation. At a special meeting held on November 21, 1994, the Company's Board of Directors unanimously determined to recommend that stockholders not accept the Offer at this time. That recommendation is subject to change as events unfold that will clarify whether a transaction with Union Pacific is in the stockholders' best interest.

  A form of letter to stockholders of the Company communicating the Board of Directors' recommendation and a form of press release announcing such determination are filed as Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference.

  (b) Reasons for Position.

  The Board of Directors based its determination on the following factors:

  Union Pacific has proposed to eliminate the risk to stockholders of the Company that the ICC would not approve a Union Pacific-Company merger by the use of a voting trust. However, the Offer is subject to the condition that the staff of the ICC issue an informal, non-binding opinion, without the imposition of any conditions unacceptable to Union Pacific, to the effect that the use of the voting trust submitted by Union Pacific is consistent with the policies of the ICC against unauthorized acquisitions of control of a regulated carrier. Union Pacific has applied to the ICC staff for such an opinion. It is unclear at this point whether or when such an opinion will be issued on the Union Pacific voting trust or whether the ICC may prevent Union Pacific from using a voting trust.

  The Union Pacific proposal is a taxable transaction, whereas the transaction contemplated by the Burlington Northern Merger Agreement is non-taxable. When coupled with prior statements made by Union Pacific, including its reference to a price of $20 per share of Common Stock in its October 5 meeting with Mr. Robert D. Krebs, the Company's Chairman, President and Chief Executive Officer, the Company's Board of Directors believes Union Pacific should improve the financial terms of its latest proposal.

  The Offer is also subject to a number of other conditions which suggest that the proposal is too uncertain to be considered a firm alternative to the Burlington Northern Merger Agreement at this time. Union Pacific has the ability to modify or eliminate those conditions.

  The Company's Board of Directors believes that these issues must be clarified before the Board can determine what course of action is in the best interest of the Company's stockholders.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to a letter agreement dated October 21, 1993 (the "Engagement Letter"), the Company engaged Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the possible merger with, or sale of stock or assets to, Burlington Northern. Pursuant to the terms of the Engagement Letter, if the merger with, or sale of stock or assets to, Burlington Northern is accomplished in one or a series of transactions, the Company will pay Goldman Sachs upon consummation of the Merger a transaction fee of .045% of the aggregate consideration paid in such transaction or series of transactions with a maximum transaction fee of $15 million. As part of this fee, the company will pay Goldman Sachs $5 million upon approval of the transaction by the stockholders of Santa Fe and Burlington Northern (which will be credited towards the total transaction fee). The Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

  Goldman Sachs will advise the Company in connection with the Offer for an amount to be determined.

  D.F. King & Co., Inc. and MacKenzie Partners, Inc. have been retained by the Company to assist the Company in connection with the Offer and will receive reasonable and customary compensation in connection with the services provided.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) During the past sixty days, no transaction in the Common Stock has been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company except for regular on-going acquisitions through payroll deduction occurring in the Company's 401(k) retirement plan and option exercises by two executive officers. On October 25, 1994, Mr. Daniel Westerbeck delivered 7,018 shares of Common Stock with a fair market value of $14.25 per share in payment of the option exercise price of $9.92 per share of Common Stock and for which he received 10,082 shares of Common Stock. On October 27, 1994, Mr. Steven Marlier exercised an outstanding option to purchase 6,082 shares of Common Stock at $9.92 per share.


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

  (b) To the best of the Company's knowledge, none of its executive officers, directors, affiliates or subsidiaries currently intends to tender pursuant to the Offer any Common Stock that is held of record or beneficially owned by such persons. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party in respect of such tender offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.


  The following letter is being delivered to Mr. Richard K. Davidson, President of Union Pacific, on November 22, 1994:

                                                               November 22, 1994

Mr. Richard K. Davidson
President
Union Pacific Corporation
Martin Tower
Eight & Eaton Avenues
Bethlehem, Pennsylvania 18018

Dear Dick:

  I enclose a copy of the letter I am sending to our stockholders today with our Schedule 14D-9. The letter sets forth our Board's position. I hope you will give it careful consideration.

                                          Sincerely,

                                          /s/ Robert D. Krebs
                                          -------------------------------------
                                              Robert D. Krebs

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  None.

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

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
                                                                      NUMBERED
 EXHIBIT NO.                      DESCRIPTION                           PAGE
 -----------                      -----------                        ----------
 Exhibit 1-- Pages 36 to 39 of the Company's Joint Proxy
             Statement/Prospectus dated October 12, 1994.
 Exhibit 2-- Form of Letter to Stockholders of the Company, dated
             November 22, 1994.
 Exhibit 3-- Form of Press Release issued by the Company on Novem-
             ber 22, 1994.

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

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          November 22, 1994               /s/ Jeffrey R. Moreland
- -------------------------------------     -------------------------------------
               (DATE)                         Jeffrey R. Moreland
                                              Vice President--Law
                                              and General Counsel

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